FORM 4                                                      OMB APPROVAL
[_]  Check this box if no longer                    ----------------------------
     subject to Section 16. Form 4 or               OMB Number:        3235-0287
     Form 5 obligations may continue.               Expires:  September 30, 1998
     See Instruction 1(b).                          Estimated average burden
                                                    hours per response.......0.5
                                                    ----------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities Exchange Act of
      1934, Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)
================================================================================
1.   Name and Address of Reporting Person*

    Henry                        George                      H.
   ----------------------------------------------------------------------
   (Last)                       (First)                   (Middle)

    6860 Sunrise Court
   ----------------------------------------------------------------------
   (Street)

    Coral Gables                Florida                   33647
   ----------------------------------------------------------------------
   (City)                       (State)                   (Zip)
--------------------------------------------------------------------------------
2.   Issuer Name and Ticker or Trading Symbol

     The Recovery Network, Inc. (RNET)
--------------------------------------------------------------------------------
3.   IRS or Social Security Number of Reporting Person (Voluntary)


--------------------------------------------------------------------------------
4.   Statement for Month/Year

        October/1997

--------------------------------------------------------------------------------
5.   If Amendment, Date of Original (Month/Year)


--------------------------------------------------------------------------------
6.   Relationship of Reporting Person(s) to Issuer

      [X]     Director             [X]     10% Owner
      [X]     Officer (give        [X]     Other (specify
               title below                  below)

            Chairman of the Board of Directors
            ----------------------------------
--------------------------------------------------------------------------------
7.   Individual or Joint/Group Filing  (Check Applicable Line)
     [X]   Form filed by One Reporting Person
     [_]   Form filed by More than One Reporting Person

================================================================================

           TABLE I-- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                              OR BENEFICIALLY OWNED

====================================================================================================================================

1.  Title of      2.  Trans-    3.  Trans-     4.  Securities Acquired (A)    5.  Amount of         6.  Owner-      7.  Nature of
    Security          action        action         or Disposed of (D)             Securities            ship            Indirect
    (Instr. 3)        Date          Code           (Instr. 3, 4 and 5)            Beneficially          Form:           Beneficial
                                    (Instr.8)                                     Owned at              Direct          Owner-
                                                                                  End of Month          (D) or          ship
                      (Month/                                                                           Indirect
                       Day/                                                                             (I)
                       Year)    ---------------------------------------------
                                                          (A) or
                                Code       V    Amount      (D)       Price       (Instr.3 and 4)       (Instr.4)       (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock,        10/7/97    P              10,000      (A)        (1)              --
------------------------------------------------------------------------------------------------------------------------------------
Common Stock,        10/7/97    P              10,000      (A)        (2)            233,768             (D)
====================================================================================================================================


Reminder:  Report on a separate line for each class of  securities  beneficially owned directly or indirectly.

*    If the form is  filed by more  than  one  reporting  person,  see
     Instruction 4(b)(v).

                                                                          (Over)
                                                                 SEC 1474 (7-96)

  Table II-- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


PART 1 OF 2
===================================================================================================================================
1.Title of    2.Conver-    3.Trans-   4.Trans-      5.Number of Deriv-       6.Date Exer-      7.Title and Amount of      8.Price
  Derivative    sion or      action     action        ative Securities Ac-     cisable and       Underlying Securities      of
  Security      Exercise     Date       Code          quired (A) or Dis-       Expiration        (Instr.3 and 4)            Deriv-
  (Instr. 3)    Price of                (Instr. 8)    posed of (D)             Date                                         ative
                Deri-        (Month/                  (Instr.3, 4, and 5)      (Month/Day/                                  Secur-
                vative        Day/                                              Year)                                       ity
                Security      Year)                                                                                         (Instr.
                                                                                                                              5)




                                                                               Date     Expira-               Amount or
                                                                               Exer-    tion        Title     Number of
                                                                               cisable  Date                  Shares
                                       Code     V      (A)          (D)
-----------------------------------------------------------------------------------------------------------------------------------
Warrants to
purchase
Common Stock    $5.50       10/7/97     P               10,000                 (1)      9/29/02   Common Stock  10,000       (1)
-----------------------------------------------------------------------------------------------------------------------------------
Warrants to
purchase
Common Stock    $5.50       10/16/97    P               10,000                 (2)      9/29/02   Common Stock  10,000       (2)

===================================================================================================================================

PART 2 OF 2
===================================================

    9.Number       10.Owner-       11. Nature
      of deriv-       ship            of
      ative           Form of         Indirect
      Secur-          Deriv-          Benefi-
      ities           ative           cial
      Bene-           Security:       Owner-
      ficially        Direct          ship
      Owned           (D) or          (Instr. 4)
      at End          Indirect
      of              (I)
      Month           (Instr. 4)
      (Instr. 4)

--------------------------------------------------
        --                --            --
--------------------------------------------------
     20,000              (D)            --
--------------------------------------------------

===================================================


Explanation of Responses:

(1) The reported securities are included in 10,000 RNET Units purchased by the reporting person for $5.9375 per unit. Each Unit consists of one share of Common Stock and one Warrant to purchase one share of Common Stock.

(2) The reported securities are included in 10,000 RNET Units purchased by the reporting person for $6.25 per Unit. Each Unit consists of one share of Common Stock and one Warrant to purchase one share of Common Stock.

(3) Warrants may be exercised on the earlier of December 28, 1997 and such date as Whale Securities Co., L.P. consents.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

         /S/ GREG RICHEY                                        11/10/97
 ------------------------------                                 --------
 **Signature of Reporting Person                                  Date
   Attorney-in-fact

                                                                          Page 2
                                                                 SEC 1474 (7-96)